June 25, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John P. Nolan

Re:	Atlantic Southern Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended March 31, 2007
File No. 000-51112

Ladies and Gentlemen:

We are responding to the comments received from your office by letter dated June 7, 2007 with respect to the above-referenced Form 10-K and Form 10-Q.  We have responded to each of your comments below.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note L. Employee Benefit Plans, page 70

1.               We note your disclosure on page 71 regarding the Salary Continuation Plan.  In future filings please disclose the following regarding this plan:

•                  whether there are any service requirements, such as a specified period of time employed prior to retirement;

•                  how benefits payable are determined;

•                  the present value of the estimated liability as of December 31, 2006;

•                  how you determined the present value of the estimated liability; and

•                  how you determined the amount expensed under this plan for 2005 and 2006.

Please provide us with your proposed future disclosure.  In addition, tell us your basis for accounting for this plan, including the specific accounting literature upon which you rely.

Response:  We are providing a draft version of our proposed note disclosure for our Form 10-K for Note L. Employee Benefit Plans relating to the Salary Continuation Plan below:

During the second quarter of 2005, the Bank established a Salary Continuation Agreement for its President and certain executive officers.  Each agreement with the executive officers has different requirements in regards to service requirements and how the benefit payable is determined.  Each executive officer, except the Chief Banking Officer, will be entitled to annual benefits of 30% to 40% of the final annual base salary that will be paid out in equal monthly installments upon reaching the retirement age ranging from the age of 50 to 65.  For the Chief Banking Officer, he will be entitled to an annual benefit of $36,000 for twelve years upon his retirement after reaching age 67.  As of December 31, 2006, the present value of the accumulated benefit, using the Accounting Principles Board No. 12 method and a 7% discount rate, is $180,226.  Under this plan, the Bank expensed approximately $161,698 and $22,340 for 2006 and 2005, respectively.

The Bank is the owner and beneficiary of life insurance policies purchased during the second quarter of 2005 on the lives of the President and certain executive officers.  The Bank intends to use these policies to fund the Salary Continuation Plan described above.  The carrying value of the policies was approximately $4,264,395 at December 31, 2006 as compared to approximately $4,100,663 at December 31, 2005.  The Bank accrued income of $163,732 and $100,663 for 2006 and 2005, respectively, for the increase in the cash surrender value of these policies.

Item 9A — Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 82

2.               We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures are “adequate.”  Item 307 of Regulation S-K requires you to disclose your executive officers’ conclusions regarding the effectiveness of the disclosure controls and procedures.  Please tell us and in future filings clearly disclose your executive officers’ conclusion as to whether or not disclosure controls and procedures are effective.

Response:  We are providing our updated and future disclosure for Item 9A — Controls and Procedures below:

As of the end of the period covered by this Annual Report on Form 10-K, our principal executive officer and principal financial officer have evaluated the effectiveness of our “disclosure controls and procedures” (“Disclosure Controls”).  Disclosure Controls, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective to ensure that material information relating to the Company, including its consolidated subsidiary, that is required to be included in its periodic filings with the Securities Exchange Commission, is timely made known to them.

Form 10-Q for the Quarterly Period Ended March 31, 2007

Management’s Discussion and Analysis

Asset Quality, page 10

3.               We note your disclosure on page 11 that on January 31, 2007 management placed a $3 million loan acquired from your acquisition of Sapelo National Bank on non-accrual status.  Please tell us how you applied the guidance of SOP 03-3 to this and any other acquired loans.

Response:  The guidance in SOP 03-3 was not specifically applied to this or any particular loan acquired in the merger of Sapelo Bancshares, Inc. (“Sapelo”).  At the time of the merger, before the merger and for weeks after the merger, we had no indication of specific credit quality issues with this loan.  When we acquired Sapelo, this particular loan had a balance of approximately $1.5 million of which $500,000 was sold to a participating Bank, netting to an approximate $1.0 million balance on the loan.  This loan was collateralized by a second mortgage.  In late January 2007, we purchased the first mortgage of approximately $3.0 million and sold $1.0 million of the loan to a participating bank, netting to the $3.0 million loan that is referred to in the asset quality section and in the comment letter.  We then placed the $3.0 million loan on non accrual when we became aware that the customer was considering filing bankruptcy.  Shortly thereafter the customer did file bankruptcy.  The loan is collateralized by a residence with a recent appraised value of approximately $5.1 million on Sea Island, Georgia, which is one of the most prestigious addresses on the east coast.  We are currently working with the bankruptcy court on this particular loan and we expect to have no loss from this particular loan.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response has addressed your concerns.  Please do not hesitate to let us know of any additional questions or comments that the staff may have.

Sincerely,

/s/ Mark A. Stevens

Mark A. Stevens
President and Chief Executive Officer
Atlantic Southern Financial Group, Inc.